[Translation]
                                                                February 2, 2009
To Whom It May Concern:
                                Company Name: Daihatsu Motor Co., Ltd.
                                Name and Title of Representative:
                                  Teruyuki Minoura, President
                                (Code Number: 7262
                                  The first sections of the Tokyo Stock Exchange
                                   and the Osaka Stock Exchange)
                                Name and Title of Contact Person:
                                  Kazushi Ohno, General Manager,
                                  Finance, Accounting & Cost Management Division
                                Telephone Number: 072-754-3062
                                (The Parent Company of Daihatsu Motor Co., Ltd.) Company Name: Toyota Motor Corporation
                                Name and Title of Representative:
                                  Katsuaki Watanabe, President
                                (Code Number: 7203
                                  Securities exchanges throughout Japan)

            Notice Concerning Amendments to the Forecasts for FY2009
            --------------------------------------------------------

Based on our recent business results, we, Daihatsu Motor Co., Ltd. (the "Company"), hereby amend, as below, our financial forecasts, announced on November 4, 2008:

1. Amendments to the forecasts
(1) Amendments to the forecasts of consolidated financial results for FY2009
      (from April 1, 2008 to March 31, 2009)                       (million yen)

--------------------------- ------------ ------------- ------------ ------------ ------------
                                Net        Operating     Ordinary        Net      Net income
                              revenues       income       income       income      per share
--------------------------- ------------ ------------- ------------ ------------ ------------
Previous Forecasts (A)         1,780,000        56,000       59,000       32,000     75.09yen
--------------------------- ------------ ------------- ------------ ------------ ------------
New Forecasts (B)              1,630,000        40,000       39,000       21,000     49.28yen
--------------------------- ------------ ------------- ------------ ------------ ------------
Amount changed (B - A)          -150,000       -16,000      -20,000      -11,000           --
--------------------------- ------------ ------------- ------------ ------------ ------------
% of change                         -8.4         -28.6        -33.9        -34.4           --
--------------------------- ------------ ------------- ------------ ------------ ------------
(Reference)
Actual results for FY2008      1,702,602        65,201       66,563       34,940     81.92yen
--------------------------- ------------ ------------- ------------ ------------ ------------

(2) Amendments to the forecasts of unconsolidated financial results for FY2009
      (from April 1, 2008 to March 31, 2009)                       (million yen)

--------------------------- ------------ ------------- ------------ ------------ ------------
                                Net        Operating     Ordinary        Net      Net income
                              revenues       income       income       income      per share
--------------------------- ------------ ------------- ------------ ------------ ------------
Previous Forecasts (A)         1,300,000        23,000       26,000       17,000     39.85yen
--------------------------- ------------ ------------- ------------ ------------ ------------
New Forecasts (B)              1,260,000        17,000       18,500       12,000     28.13yen
--------------------------- ------------ ------------- ------------ ------------ ------------
Amount changed (B - A)           -40,000        -6,000       -7,500       -5,000           --
--------------------------- ------------ ------------- ------------ ------------ ------------
% of change                         -3.1         -26.1        -28.8        -29.4           --
--------------------------- ------------ ------------- ------------ ------------ ------------
(Reference)
Actual results for FY2008      1,270,836        33,016       34,846       23,025     53.94yen
--------------------------- ------------ ------------- ------------ ------------ ------------

2. Reasons for the Amendments
We hereby amend our financial forecasts of both the consolidated and unconsolidated financial results as both net revenues and income for FY2009 are expected to decrease from the previously announced forecasts, due to factors such as the decreased number of units sold abroad and the unfavorable fluctuations in foreign exchange rates, arising from the rapid worldwide deterioration of the economy originating from the financial crisis in the United States.

[Note]
    The forecasts stated above are based upon information that is currently in the Company's possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial to be different from the forecasts expressed or implied in this notice.